UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

ELECTRONIC SENSOR TECHNOLOGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

285835104

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285835104	SCHEDULE 13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS: Lehman Brothers Bankhaus AG (i. Ins.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,571,945
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,571,945
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,571,945
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

CUSIP No. 285835104	SCHEDULE 13G	Page 3 of 5 Pages

Explanatory Statement

As of December 31, 2008, Lehman Brothers Bankhaus AG (i. Ins.) (the “Filer”) had shared voting and investment power over the securities that are the subject of this Schedule 13G (“Securities”).  At some time prior to September 16, 2008, the Filer purchased the Securities pursuant to a master repurchase agreement.  Under this agreement, the Filer had shared voting and investment power over the Securities with other parties to the agreement.

Insolvency proceedings commenced in Germany regarding the Filer on November 13, 2008.  As of the date of this filing, the Filer has not been able to locate any confirmation for its purchase of the Securities.  As a result, the Filer has not been able to rule out the possibility that it had shared voting or investment power over the Securities prior to 2008.  Prior to the commencement of insolvency proceedings, the Filer may also have shared voting and investment power with Lehman Brothers Holdings, Inc., of which the Filer is a wholly-owned subsidiary.

Item 1(a).	Name of Issuer:

Electronic Sensor Technology, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1077 Business Center Circle
Newbury Park, California  91320

Item 2(a).	Name of Person Filing:

Lehman Brothers Bankhaus AG (i. Ins.)

Item 2(b).	Address or Principal Business Office, or, if None, Residence:

Rathenauplatz 1
60313 Frankfurt am Main
Germany

Item 2(c).	Citizenship:

Germany

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001 per share

Item 2(e).	CUSIP No.:

285835104

CUSIP No. 285835104	SCHEDULE 13G	Page 4 of 5 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(j)	☒ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

Item 4.	Ownership.

(a) Amount Beneficially Owned	9,571,945
(b) Percent of Class	6.1%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote	0
(ii) shared power to vote or to direct the vote	9,571,945
(iii) sole power to dispose or to direct disposition of	0
(iv) shared power to dispose or to direct disposition of	9,571,945

None of the shares set forth in this item 4 constitute shares the beneficial ownership of which the reporting person had the right to acquire within 60 days following such date.  For purposes of Item 4(b), the relevant class is the common stock, par value $0.001 per share of Electronic Sensor Technology, Inc., of which 155,853,385 shares were outstanding as of December 31, 2008, according to disclosure by Electronic Sensor Technology, Inc. on Form 10-K filed with the Commission on April 15, 2009.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP No. 285835104	SCHEDULE 13G	Page 5 of 5 Pages

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Lehman Brothers Bankhaus AG is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 22, 2009
(Date)
LEHMAN BROTHERS BANKHAUS AG (I. INS.)
By:	/s/ Helmut Olivier
Name: Mr. Helmut Olivier
Title: Chairman